Filed pursuant to Rule 433
Registration No. 333-214448
March 4, 2019

PRICING TERM SHEET

Issuer:	Appalachian Power Company
Expected Ratings*:	Baa1 (stable) by Moody’s Investors Service, Inc. A- (stable) by S&P Global Ratings
Designation:	Senior Notes, Series Y, due 2049
Principal Amount:	$400,000,000
Maturity:	March 1, 2049
Coupon:	4.50%
Interest Payment Dates:	March 1 and September 1
First Interest Payment Date:	September 1, 2019
Treasury Benchmark:	3.375% due November 15, 2048
Treasury Yield:	3.092%
Reoffer Spread:	T+ 145 basis points
Yield to Maturity:	4.542%
Price to Public:	99.316% of the principal amount thereof
Transaction Date:	March 4, 2019
Settlement Date:	March 6, 2019 (T+2)
Redemption Terms:
Make-whole call:	Prior to September 1, 2048 at a discount rate of the Treasury Rate plus 25 basis points
Par call:	On or after September 1, 2048 at par
Minimum Denomination:	$2,000 and integral multiples of $1,000 in excess thereof
CUSIP/ISIN:	037735CX3/US037735CX37
Joint Book-Running Managers:	BNP Paribas Securities Corp. J.P. Morgan Securities LLC MUFG Securities Americas Inc. SMBC Nikko Securities America, Inc.

Co-Managers:	Academy Securities, Inc. C.L. King & Associates, Inc. The Williams Capital Group, L.P.

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting BNP Paribas Securities Corp., toll-free at 1-800-854-5674, J.P. Morgan Securities LLC collect at 1-212-834-4533, MUFG Securities Americas Inc. at 1-877-649-6848 or SMBC Nikko Securities America, Inc. toll-free at 1-888-868-6856.